

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

**Via U.S. Mail and Fax: (415) 983-1200**
Earnest Leung
Chief Executive Officer
Network CN Inc.
Suite 3098
Shell Tower
Times Square
1 Matheson Street
Causeway Bay
Hong Kong

> **Re:** **Network CN Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-30264**

Dear Mr. Leung:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc:     Scott C. Kline, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        (via facsimile)